

Khaled Salem II, CPA
801 S Financial Pl, 2712
Chicago IL, 60605

Salem
Certified Public Accountants, LLC

January 12, 2021
CPA Letter of Review
Boaz Bike, LLC

To Whom it May Concern,

The purpose of this letter is to provide a third-party verification of the 2018 & 2019 financial statements of Boaz Bike, LLC, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

Scope

We have reviewed the accompanying 2018 & 2019 financial statements provided for Boaz Bike, LLC. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying 2018 & 2019 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Khaled Salem II, CPA

Boaz Bike, LLC
Annual Profit and Loss Statement
Year End 2019

Income

Sales	$	36,466.17
Total Income	**$**	**36,466.17**
Cost of Services Sold		
Cost of Sales	$	-
Gross Profit	**$**	**36,466.17**
Expenses		
Advertising		$790.00
App Expense		$31,050.00
Capital Factory Expense		$900.00
Check Clearing		$27,010.00
China Bike Expense		$88,130.00
China Xinli Expense		$15,150.00
Contractor Expense		$900.00
Customer Service		$2,000.00
Customs Expense		$5,634.00
Dallas Permit		$2,900.00
Dovetail Expense		$1,680.00
Emnify Expense		$200.00
Insurance		$26,094.00
IoT Expense		$34,080.00
Licenses & Fees		$1,545.00
Office Expense		$500.00
Salary & Wages		$80,840.05
Shipping		$14,321.00
Spring Expense		$1,420.00
Storage		$8,450.00
Supplies		$4,000.00
Travel		$34,017.00
Total Expenses		**$381,611.05**
Net Operating Income (Loss)	**$**	**(345,144.88)**
Net Income (Loss)	**$**	**(345,144.88)**

Boaz Bike, LLC
Balance Sheet
Year End 2019

Assets		
Cash	$	2,167.86
Scooters	$	90,000.00
Prepaid Assets	$	59,700.00
Total Assets	**$**	**151,867.86**

Liabilities		
Investor Convertible Debt	$	337,500.00
Total Liabilities	**$**	**337,500.00**

Equity		
Owners Equity	$	(7,644.88)
Retained Earnings	$	(177,987.26)
Total Equity	**$**	**(185,632.14)**
Total Liabilities & Equity	**$**	**151,867.86**

Boaz Bike, LLC
Statement of Cash Flows
Year Ending 2019

Cashflow from Operations

Net Income (loss)	$	(345,144.88)
Depreciation	$	-
Change in Accounts Payable	$	-
Change in Accounts Receivables	$	-
Change in Inventory	$	-
Total Cashflows from Operations	$	(345,144.88)

Cashflows from Investing

Purchase of Assets	$	(149,700.00)
Total Cashflows from Investing	$	(149,700.00)

Cashflows from Finaning

Startup Funding	$	337,500.00
Total Cashflows from Financing	$	337,500.00

Cashflow for Year Ended 2019	$	(157,344.88)

Boaz Bike, LLC
Statement of Owners Equity
Year Ending 2019

Owners Equity at Januray 1, 2019	$	-
Add		
Owners Capital Contributions	$	-
Investor Capital Contributions	$	337,500.00
Net Income	$	-
Subtotal	$	337,500.00
Deduct		
Owners Draw	$	-
Net Loss	$	(345,144.88)
Subtotal	$	(345,144.88)
Owners Equity at December 31, 2019	$	**(7,644.88)**

Boaz Bike, LLC
Annual Profit and Loss Statement
Year End 2018

Income		
Sales	$	-
Total Income	**$**	**-**
Cost of Services Sold		
Cost of Sales	$	-
Gross Profit	**$**	**-**
Expenses		
Total Expenses	**$**	**-**
Net Operating Income (Loss)	**$**	**-**
Net Income (Loss)	**$**	**-**

Boaz Bike, LLC
Balance Sheet
Year End 2018

Assets		
Cash	$	-
Total Assets	**$**	**-**

Liabilities		
Debt	$	-
Total Liabilities	**$**	**-**

Equity		
Owners Equity	$	-
Total Equity	**$**	**-**
Total Liabilities & Equity	**$**	**-**

Boaz Bike, LLC
Statement of Cash Flows
Year Ending 2018

Cashflow from Operations

Net Income (loss)	$	-
Depreciation		
Change in Accounts Payable	$	-
Change in Accounts Receivables	$	-
Change in Inventory	$	-
Total Cashflows from Operations	$	-

Cashflows from Investing

Purchase of Assets	$	-
Total Cashflows from Investing	$	-

Cashflows from Finaning

Investor Contributions	$	-
Total Cashflows from Financing	$	-

Cashflow for Year Ended 2019	$	-

Boaz Bike, LLC
Statement of Owners Equity
Year Ending 2018

Owners Equity at Januray 1, 2018	$	-
Add		
Owners Capital Contributions	$	-
Investor Capital Contributions	$	-
Net Income	$	-
Subtotal	$	-
Deduct		
Owners Draw	$	-
Net Loss	$	-
Subtotal	$	-
Owners Equity at December 31, 2018	$	-